FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443 and 333-164822, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Audited Consolidated Financial Statements of Orckit Communications Ltd. as of and for the year ended December 31, 2009, including report of Kesselman & Kesselman, independent auditors.
99.2	Consent of Kesselman & Kesselman, independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: February 23, 2010	By:	/s/ Adam M. Klein
Adam M. Klein for Izhak Tamir,
President, pursuant to authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Audited Consolidated Financial Statements of Orckit Communications Ltd. as of and for the year ended December 31, 2009, including report of Kesselman & Kesselman, independent auditors.
99.2	Consent of Kesselman & Kesselman, independent auditors.